# NFP Advisor Services, LLC
## Statement of Financial Condition
## December 31, 2015

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 46,092,375 |
| Receivable from broker dealers and clearing firm | | 24,905,598 |
| Receivable from affiliates | | 74,786 |
| Notes Receivable, Net | | 13,533,555 |
| Property and equipment, net | | 5,128,619 |
| Other assets | | 3,900,677 |
| **Total assets** | $ | **93,635,610** |

**Liabilities**

| | | |
|---|---|---:|
| Payable for commissions and fees | $ | 23,257,337 |
| Accounts payable and other accrued liabilities | | 12,907,587 |
| Payable to affiliates | | 2,877,318 |
| **Total liabilities** | | 39,042,242 |

**Member's equity**

| | | |
|---|---|---:|
| Additional paid-in capital | | 10,104,412 |
| Retained earnings | | 44,488,956 |
| **Total member's equity** | | 54,593,368 |
| **Total liabilities and member's equity** | $ | **93,635,610** |

The accompanying notes are an integral part of these financial statements.